UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

HALLIBURTON COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $2.50 par value

(Title of Class of Securities)

406216101

(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$N/A	$N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☑	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On July 25, 2013, Halliburton Company, a Delaware corporation (“Halliburton”), issued a press release stating that it is commencing a modified “Dutch auction” tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $3.3 billion. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Halliburton’s common stock. The offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Halliburton’s commencement tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the Securities and Exchange Commission, and, when available, investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (888) 293-6812 (toll-free), or in writing to: 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or halliburton@georgeson.com.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Press Release, dated July 25, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

Date: July 25, 2013	By:	/s/ Albert O. Cornelison, Jr.
Albert O. Cornelison, Jr.
Executive Vice President and General Counsel